Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated March 5, 2026, and each included in this Post-Effective Amendment No. 159 to the Registration Statement (Form N-1A, File No. 033-17463) of William Blair Global Leaders Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated February 25, 2026, with respect to the financial statements and financial highlights of William Blair Global Leaders Fund included in the Annual Report to Shareholders (Form N-CSR) for the year ended December 31, 2025, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

March 5, 2026